UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*1

SANDRIDGE PERMIAN TRUST

(Name of Issuer)

Common Units of Beneficial Interest

(Title of Class of Securities)

80007A102

(CUSIP Number)

Stephen C. Pugh

President and Chief Executive Officer

Avalon Energy, LLC

5000 Quorum Drive, Suite 205

Dallas, Texas 75254

(212) 446-8166

Dickie D. Hunter

President

Montare Resources I, LLC

400 East Las Colinas Blvd., Suite 680

Irving, Texas 75039

(214) 676-4434

with a copy to:

W. Phillip Whitcomb, Esq. Munsch Hardt Kopf & Harr, P.C. 500 N. Akard Street #3800 Dallas, Texas 75201 (214) 855-7556	Janice V. Sharry, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This filing constitutes Amendment No. 2 for Avalon Energy, LLC, and Amendment No.1 for Montare Resources I, LLC.

CUSIP No. 80007A102

1.	Names of Reporting Persons Avalon Energy, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,125,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,125,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,125,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.00%
14.	Type of Reporting Person (See Instructions) OO

This Amendment to Schedule 13D (as amended, this “Schedule 13D”) relates to Common Units of Beneficial Interest (“Common Units”) of SandRidge Permian Trust, a Delaware statutory trust (the “Issuer”). This Schedule 13D amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “Commission”) by Avalon Energy, LLC and Montare Resources I, LLC, by furnishing the information set forth below. Except as otherwise specified in this Schedule 13D, all previous Items of the Schedule 13D previously filed with the Commission are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

“On August 25, 2020, PEDEVCO Corp. (NYSE American: PED) (“PEDEVCO”) sent Avalon Energy an unsolicited non-binding indication of interest (the “PEDEVCO Offer”) to purchase all of the assets of Avalon Energy, including the Common Units owned by Avalon Energy (the “Avalon Assets”). On August 27, 2020, Avalon Energy sent a letter to PEDEVCO (the “Response Letter”) rejecting the PEDEVCO Offer and informing PEDEVCO that Avalon Energy has granted exclusivity to Montare, and accordingly is not permitted to engage in any discussions with any other party concerning the Avalon Assets. This description of the Response Letter is qualified in its entirety by reference to the full text of the Response Letter, which is attached hereto as Exhibit 99.3 and incorporated by reference herein.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following sentence:

“The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.”

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.3	Letter to PEDEVCO Corp., dated August 27, 2020”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2020

AVALON ENERGY, LLC

By:	/s/ A. Brandon Hall
Name:	A. Brandon Hall
Title:	Executive Vice President and Chief Financial Officer

MONTARE RESOURCES I, LLC

By:	/s/ Dickie D. Hunter
Name:	Dickie D. Hunter
Title:	President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.3	Letter to PEDEVCO Corp., dated August 27, 2020 (filed herewith)